Exhibit 99.1

SUNTRUST BANKS, INC.
RECOUPMENT POLICY

1.	Effective Date. This policy shall take effect on November 5, 2015.

2.
Definitions. Unless the context otherwise requires, all terms used in this section have the same meaning as in the Exchange Act and the rules and regulations thereunder. In addition, unless the context otherwise requires, the following definitions apply for purposes of this section:

2.1     Accounting Restatement means the result of the process of revising previously issued financial statements to reflect the correction of one or more errors that are material to those financial statements. For the sake of clarity, “Accounting Restatement” does not include the retrospective application of a change in accounting principle, the retrospective revision to reportable segment information due to a change in the structure of an issuer’s internal organization, the retrospective reclassification due to a discontinued operation, the retrospective application of a change in reporting entity, such as from a reorganization of entities under common control, the retrospective adjustment to provisional amounts in connection with a prior business combination, or retrospective revision for stock splits.

2.2     Authorized Person means the Chief Human Resources Officer or a designee of the Chief Human Resources Officer.

2.3     Board – means the Board of Directors of SunTrust.

2.4 Committee – means the Compensation Committee of the Board.

2.5     Covered Person – means all employees who receive Incentive Compensation from SunTrust.

2.6     Date on which an issuer is required to prepare an Accounting Restatement – means the date on which an issuer is required to prepare an Accounting Restatement and is the earlier to occur of: (i) the date SunTrust's board of directors, a committee of the board of directors, or the officer or officers of SunTrust authorized to take such action if board action is not required, concludes, or reasonably should have concluded, that SunTrust's previously issued financial statements contain a material error; or (ii) the date a court, regulator or other legally authorized body directs SunTrust to restate its previously issued financial statements to correct a material error; such generally is expected to coincide with the occurrence of the event described under Item 4.02(a) of Exchange Act Form 8-K (17 CFR 249.308), but is not predicated on if or when a Form 8-K is actually filed.

2.7 Exchange Act – means the Securities Exchange Act of 1934, as amended.

2.8     Executive Officer – means the executive officers as determined by SunTrust from time to time in accordance with Exchange Act Rule 3b-7 and the principal accounting officer, and shall include the president, principal financial officer, principal accounting officer, any vice-president of SunTrust in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for SunTrust. Officers of Subsidiaries shall be deemed executive officers if they perform such policy making functions for the SunTrust. “Policy-making function” is not intended to include policy-making functions that are not significant.

2.9     Incentive Compensation means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure awarded to any SunTrust employee.

2.10     Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing SunTrust's financial statements, any measures that are derived wholly or in part from such measures, and stock price and total shareholder return. A financial reporting measure need not be presented within the financial statements or included in a filing with the Commission.

2.11 Grant means any specific award of incentive compensation.

2.12 Grantee means the recipient of a Grant.

2.13     Material noncompliance means a restatement to correct an error that is material to previously issued financial statements shall be deemed to result from material noncompliance of SunTrust with a financial reporting requirement under the securities laws.

2.14 NYSE means the New York Stock Exchange.

2.15     Received. Incentive-based compensation is deemed received in SunTrust's fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

2.16     Subsidiary – means any corporation which is a subsidiary corporation (within the meaning of Code Section 424(f)) of SunTrust, except for a corporation which has subsidiary corporation status under Code Section 424(f) solely as a result of SunTrust or a SunTrust subsidiary holding stock in such corporation as a fiduciary with respect to any trust, estate, conservatorship, guardianship or agency.

2.17     SunTrust means SunTrust Banks, Inc., a Georgia corporation, and its subsidiaries and any successor to such corporation.

3.Scope. Unless specifically excepted by the Committee or in writing by an Authorized Person, this Policy shall apply to all employees of SunTrust Banks, Inc. and its Subsidiaries who receive incentive compensation from SunTrust.

4.Authority to Recoup Incentive Compensation. Except as provided in Section 3, every Incentive Compensation Plan or Incentive Compensation award agreement, and every time-vested incentive compensation award, shall authorize the Committee to recoup from all employees in the following circumstances:

(a) Miscalculation of Performance Metric. If the Committee determines that a financial metric used to determine vesting of a Grant was calculated incorrectly, whether or not SunTrust is required to restate its financial statements and without regard to whether such miscalculation was due to fraud or intentional misconduct, then the Committee may require reimbursement of all or part of a Grant previously vested or paid to Grantee and/or authorize the cancellation of unpaid or unvested Grants in the amount by which any such Grant exceeded a lower payment that would have been made based on the correctly calculated financial metric. In addition, the Grant shall be subject to the clawback requirements of (i) §954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (regarding recoupment of erroneously awarded compensation) and implementing rules and regulations thereunder, (ii) similar rules under the laws of other jurisdictions and (iii) policies adopted by SunTrust to implement such requirements, all to the extent determined by the Committee to be applicable to Grantee.

(b) Detrimental Conduct. If the Committee determines that Grantee has engaged in Detrimental Conduct, then the Committee may require Grantee to reimburse SunTrust all or a portion of the Grant previously vested or paid and/or will be subject to cancellation of unvested or unpaid Grant. “Detrimental Conduct” means any one of the following:

(1)	the commission of an act of fraud or dishonesty in the course of Grantee's employment;

(2)
improper conduct by Grantee including, but not limited to, fraud, unethical conduct, falsification of SunTrust's records, unauthorized removal of SunTrust property or information, theft, violent acts or threats of violence, unauthorized possession of controlled substances on the property of SunTrust, conduct causing reputational harm to SunTrust or its clients, or the use of SunTrust property, facilities or services for unauthorized or illegal purposes;

(3)
the improper disclosure by Grantee of proprietary, privileged or confidential information of SunTrust or a SunTrust client or former client or breach of a fiduciary duty owed to SunTrust or a SunTrust client or former client;

(4)
the commission of a criminal act by Grantee, whether or not performed in the workplace, that constitutes a felony or a crime of comparable magnitude under applicable law as determined by SunTrust in its sole discretion, or that subjects, or if generally known, would subject SunTrust to public ridicule or embarrassment;

(5)
the commission of an act or omission which causes Grantee or SunTrust to be in violation of federal or state securities laws, rules or regulations, and/or the rules of any exchange or association of which SunTrust is a member, including statutory disqualification;

(6)
Grantee's failure to perform the duties of Grantee's job which are set forth in Grantee's written job description, written operating policies, inBalance goals or other written document available to Grantee and which in each case SunTrust views as being material to Grantee's position and the overall business of SunTrust under circumstances where such failure is detrimental to SunTrust;

(7)	the material breach of a written policy applicable to teammates of SunTrust including, but not limited to, the SunTrust Code of Business Conduct and Ethics;

(8)	an act or omission by Grantee which results or is intended to result in personal gain at the expense of SunTrust; or

(9)	any other act or omission which constitutes “cause” for termination.

(c) Loss. In order to encourage sustainable, long-term performance, Grants shall be specifically conditioned on the SunTrust and its lines of business remaining profitable during the period from the Grant Date until the applicable vesting or payment date. If the Committee determines that a loss has occurred, then the Committee shall review such losses and Grantee's accountability for such losses and may require reimbursement of all or part of a Grant previously paid to Grantee, and/or to authorize the cancellation of unpaid or unvested Grants. In making such determination, the Committee shall consider all relevant facts and circumstances, including (i) the magnitude of the loss (including positive or negative variance from plan); (ii) Grantee's degree of involvement (including such factors as Grantee's current or former leadership role with respect to SunTrust or the relevant line of business, and the degree to which Grantee was involved in decisions that are determined to have contributed to the loss); and (iii) Grantee's performance.

5.Mandatory Recoupment of Erroneously Awarded Compensation. In the event that SunTrust is required to prepare an Accounting Restatement due to its material noncompliance with any financial reporting requirement under federal securities laws, then SunTrust shall recoup the amount of erroneously awarded Incentive Compensation paid to any Executive Officer or former Executive Officer, as provided below.

(a)Amount to be Recouped. The amount of Incentive Compensation subject to SunTrust's recoupment policy (the “erroneously awarded compensation”) shall be the amount of Incentive Compensation received that exceeds the amount of Incentive Compensation that otherwise would have been received by a current or former Executive Officer had it been determined based on the Accounting Restatement, and shall be computed without regard to any taxes paid. For Incentive Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount shall be based on the Committee’s reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive Compensation was received. SunTrust shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

(b)Incentive Compensation Performance Periods Subject to Recoupment. The requirements of this Section 5 shall apply to all Incentive Compensation received during the three completed fiscal years immediately preceding the date that SunTrust is required to prepare a restatement of its previously issued financial statements to correct a material error, as well as to any stub period or transition period (that results from a change in SunTrust's fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year).

(c)Effect of Impracticability of Recoupment. SunTrust must recoup erroneously awarded compensation in compliance with this Recoupment Policy except to the extent that it would be impracticable to do so. Recoupment would be impracticable only if the Committee determines that the direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recouped. Before concluding that it would be impracticable to recoup any amount of erroneously awarded compensation based on expense of enforcement, SunTrust must first make a reasonable attempt to recoup that erroneously awarded compensation. SunTrust shall preserve a record of each such attempt(s) to recoup.

(d)Prohibition on Indemnification. SunTrust shall not indemnify any Executive Officer or former Executive Officer against the loss of erroneously awarded compensation.

(e)Other Requirements. The requirements of this Section 5 shall not apply to Incentive Compensation (1) received while SunTrust did not have a class of securities listed on a national securities exchange or a national securities association; and (2) received by an individual who did not serve as an Executive Officer of SunTrust any time during the performance period for that Incentive Compensation.

6.	Recoupment of Compensation under Other Circumstances.

(a)Events Tracking. SunTrust’s Events Tracking Discussion Group, comprised of internal management, shall monitor whether any of the circumstances described in either Section 4(a), Section 4(b), or Section 4(c) occur with respect to any employee who received a Grant subject to Section 4 of this Policy (that is, both time-vested and performance vested grants that were granted pursuant to award agreements that authorize the Committee to recoup compensation), and shall make regular reports thereof to the Committee when applicable.

(b)Amount to be Recouped. The Committee shall determine the amount of incentive compensation to recoup and, except for matters subject to Section 5, may consider the following:

(1)
the amount of Incentive compensation received that exceeds the amount of incentive compensation that otherwise would have been received but for the circumstances described in either Section 4(a), Section 4(b), or Section 4(c);

(2)
the cost or difficulty of obtaining recoupment, including but not limited to whether Grantee has any outstanding grants that may be cancelled, whether Grantee continues to be employed by SunTrust, and the language of this Recoupment Policy in effect on the relevant date of Grant;

(3)
Grantee’s relative fault or degree of involvement, (including such factors as Grantee's current or former leadership role with respect to SunTrust or the relevant line of business, and the degree to which Grantee was involved in decisions that are determined to have contributed to the loss);

(4)	Grantee's general performance;

(5)	the impact of Grantee’s conduct on SunTrust, and the magnitude of any loss or variance from plan;

(6)	other employment discipline that may have been applied;

(7)	any other relevant facts and circumstances.

(c)The provisions of Section 5(b), Section 5(c), Section 5(d), and Section 5(e) shall not apply to discretionary recoupment under this Section 6.

7.Method of Recoupment. The Committee may effect reimbursement or recoupment in any manner consistent with applicable law including, but not limited to, (a) seeking reimbursement of all or part of a Grant previously paid to Grantee, (b) cancelling prior Grants, whether vested or unvested or paid or unpaid, (c) cancelling or setting-off against planned future grants, and (d) any other method authorized by applicable law or contract.

8.Disclosure.

(a)Publication of Recoupment Policy. SunTrust shall publish a copy of this Recoupment Policy on its external website and shall file a copy as an exhibit to its annual report on Form 10-K.

(b)Disclosure of Recoupment from Executive Officers. In the event the Committee recoups any incentive compensation from an Executive Officer or former Executive Officer pursuant to this Policy, then SunTrust shall disclose the aggregate amount that the Committee has determined to recoup or adjust, specifying (1) the amount for each event if there is more than one applicable event, and (2) a general description of the circumstances giving rise to the incentive compensation recoupment or adjustment, including items such as number of employees, seniority of employees, and line of business impacted, provided that, in all cases, the underlying event has already been publicly disclosed by SunTrust in a filing with the SEC, (2) in disclosure that would otherwise meet the requirements for public disclosure by SunTrust under the SEC’s Regulation FD, or (3) are disclosed by a third party in a publicly available court or administrative filing. SunTrust shall make such disclosure following such a determination by the Committee in its proxy statement for the annual election of directors, in a current report on Form 8-K or other public filing made by it with the SEC, or in a posting at a clearly identifiable location in the investor relations section of its corporate website. SunTrust may limit such disclosure if it would be likely to result in, or exacerbate, any existing or threatened, employee, shareholder or other litigation, arbitration or proceeding against SunTrust or its officers or directors.

(c)Disclosure of Recoupment in Connection With an Accounting Restatement. In addition to the foregoing, in the event that SunTrust is required to prepare an Accounting Restatement due to its material noncompliance with any financial reporting requirement under federal securities laws, then SunTrust shall disclose in any proxy or information statements that calls for SEC Regulation SK Item 402 disclosure, and its annual report on Form 10-K, the following information:
(1) the date on which it was required to prepare an Accounting Restatement;
(2) the aggregate dollar amount of excess Incentive Compensation attributable to such Accounting Restatement;
(3) any estimates that were used in determining the excess Incentive Compensation attributable to such Accounting Restatement;
(4) the aggregate dollar amount of excess Incentive Compensation that remains outstanding at the end of the last completed fiscal year; the name of each Executive Officer from whom, as of the end of the last completed fiscal year, excess Incentive Compensation had been outstanding for 180 days or longer since the date SunTrust determined the amount the Executive Officer owed, and the dollar amount of outstanding excess Incentive Compensation due from each such individual; and
(5) if, during the last completed fiscal year SunTrust decided not to pursue Recoupment from any Executive Officer or former Executive Officer pursuant to Section 5(c) of this policy, then for each such Executive Officers SunTrust shall disclose the name and amount forgone and a brief description of the reason in each case SunTrust decided not to pursue recoupment.
9.Interpretation.

(a)Authority of Committee. This Policy shall be administered by the Committee. Except as limited by law, or by the Articles of Incorporation or Bylaws of SunTrust, and subject to the provisions of this Policy, the Committee shall have full power, authority, and sole and exclusive discretion to construe, interpret and administer this Policy. In addition, the Committee shall have full and exclusive power to adopt such rules, regulations and guidelines for carrying out this Policy as it may deem necessary or proper, all of which power shall be executed in the best interests of SunTrust and in keeping with the objectives of this Policy.

(b)Delegation. To the extent permitted by applicable law, the Committee may delegate its authority as identified herein to one or more Authorized Persons. Any such delegate shall serve at the pleasure of, and may be removed at any time by, the Committee.

(c)Decisions Binding. In making any determination or in taking or not taking any action under this Policy, the Committee or its delegate(s) may obtain and may rely on the advice of experts, including employees of and professional advisors to SunTrust. Any action taken by, or inaction of, the Committee or its delegate(s) relating to or pursuant to this Policy shall be within the absolute discretion of the Committee or its delegate. Such action or inaction of the Committee or its delegate(s) shall be conclusive and binding on SunTrust, on each affected Employee and Director and on each other person directly or indirectly affected by such action.

(d)Applicable Requirements of Law and Regulation. The Committee and any delegate(s) shall interpret this policy in accordance with requirements of applicable law and regulation, including (1) Guidance on Sound Incentive Compensation Policies published by the Office of the Comptroller of the Currency, Treasury (OCC); Board of Governors of the Federal Reserve System, (Board or Federal Reserve); Federal Deposit Insurance Corporation (FDIC); Office of Thrift Supervision, Treasury (OTS) on June 25, 2010; (2) Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; (3) Section 10D of the Exchange Act, SEC Rule 10D-1, and the respective listing standard of the NYSE promulgated thereunder; (4) Items 402, 404, and 610 of SEC Regulation S-K, and Item 22 of SEC Schedule 14A; (5) Section 304 of the Sarbanes Oxley Act of 2002; and (6) SEC Rule 3b-7, as each may be amended from time to time.

Adopted November 5, 2015.